[SCHULTE ROTH & ZABEL LLP LETTERHEAD]


Writer's Direct Number                                   Writer's E-mail Address
(212) 756-2131                                            george.silfen@srz.com




                                              June 4, 2008


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549-0505
Attention:  Houghton Hallock, Esq.

            Re: Old Mutual Emerging Managers Institutional Fund, L.L.C. Post-Effective Amendment No. 2 to the Registration Statement On Form N-2 (File Nos. 333-139653 and 811-21997)
                 ------------------------------------------------

          On behalf of Old Mutual Emerging Managers Institutional Fund, L.L.C. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Post-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2 (the "Registration Statement"). We are filing the Registration Statement with the Commission for the sole purpose of updating certain financial information contained therein so that the Fund may continue to offer interests in the Fund with an effective prospectus. The Fund's current prospectus goes stale on June 16, 2008. Accordingly, it is urgently necessary that the Registration Statement go effective prior to that date. Other than the updated financial information in the Registration Statement, there are no material changes from the Fund's Registration Statement filed on April 30, 2008.

          If you have any questions or comments, please call me at (212)
756-2131.

                                               Very truly yours,



                                               /S/ George M. Silfen, Esq.
                                               --------------------------
                                               George M. Silfen, Esq.
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